[WACHTELL, LIPTON ROSEN & KATZ LETTERHEAD]
July 9, 2009
H. Christopher Owings
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	Fidelity National Information Services, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed June 16, 2009 File No. 333-158960
Dear Mr. Owings:
     Set forth below are responses of Fidelity National Information Services, Inc. (“FIS”) and Metavante Technologies, Inc. (“Metavante”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) in your letter dated July 1, 2009 regarding FIS’ Amendment No. 1 to Registration Statement on Form S-4. In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-4.
     The Staff’s comments, indicated in bold, are followed by responses on behalf of FIS and Metavante.

Mr. H. Christopher Owings
July 9, 2009

Registration Statement on Form S-4
General
1.	Please file your tax and legal opinions with your next amendment or advise us when you expect to file the opinions.
Response:

The tax and legal opinions have been filed as Exhibits 8.1, 8.2 and 5.1, respectively, to the Amendment.
Summary, page 1
The Investments and Investment Agreement, page 6
2.	We note your revisions on pages 6, 7 and 44 of your Form S-4 in response to comment 1 of our June 3, 2009 letter regarding your reasons for entering the investment agreement. You state on pages 7 and 44 that the board considered the investment agreement “in the context of the discussions with Metavante’s lenders regarding modifications to the terms of Metavante’s existing debt in connection with the proposed merger.” Please expand your disclosure to describe the issues raised by Metavante’s lenders and how the investment agreement addresses those issues.
Response:
In response to the Staff’s comment, we have revised the disclosure on pages 7 and 45.
3.	We reissue comment 1 of our June 3, 2009 letter, in part. We note your revision in the second to last paragraph on page 44 stating that in approving the investment agreement your board considered that the issuance of shares would be dilutive to your existing shareholders. Please expand your disclosure to state that this dilution is in addition to the dilution caused by the shares being issued in the merger.
Response:
In response to the Staff’s comment, we have revised the disclosure on page 46.

Mr. H. Christopher Owings
July 9, 2009

FIS Proposal 1 and Metavante Proposal 1: The Merger, page 38
Background of the Merger, page 38
4.	We note your revision in the second paragraph on page 38 in response to comment 3 of our June 3, 2009 letter indicating that Mr. Frank R. Martire, then President and Chief Executive Officer of Metavante, initiated the call with Mr. Kennedy in mid-July 2008. Please expand your disclosure to discuss the events that occurred after this call that led to the meeting “to discuss a possible business combination of FIS and Metavante.”
Response:
In response to the Staff’s comment, we have revised the disclosure on page 39.
5.	We note your revisions in the third paragraph on page 38 regarding your hiring of both Banc of America Securities and Goldman, Sachs & Co. to serve as your financial advisors. It appears from your revised disclosure that both financial advisors were retained to perform identical roles. In light of this, please revise your disclosure to address the reason for engaging two financial advisors.
Response:
In response to the Staff’s comment, we have revised the disclosure on page 39.
6.	We note your response to prior comment four of our June 3, 2009 letter and your indication that neither board sought advice from their respective financial advisors with respect to alternative transactions. In an appropriate place in your disclosure, please elaborate to discuss the alternatives to the proposed transaction that were considered, if any, by Metavante. In this regard, we note the disclosure on page 41 where you mention a discussion of alternatives considered; please add additional detail to address why the instant transaction was pursued over any alternative(s). If no alternatives were considered, please state this.
Response:
In response to the Staff’s comment, we have revised the disclosure on page 42.

Mr. H. Christopher Owings
July 9, 2009

Where You Can Find More Information, page 117
7.	Please update your incorporation by reference table on page 118 to include your most recent filings as required by Item 11 of Form S-4.
Response:
In response to the Staff’s comment, we have updated the table on page 119 to include the most recent filings of FIS and Metavante.
* * * * * *
     Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1341.

Sincerely,
/s/ Matthew M. Guest
Matthew M. Guest

cc:	Ronald D. Cook, Esq., Fidelity National Information Services, Inc. Donald W. Layden, Jr., Esq., Metavante Technologies, Inc. Jeffrey Symons, Esq., Kirkland & Ellis LLP